Quotient Limited

Business Park Terre Bonne

Route de Crassier 13

1262 Eysins, Switzerland

September 7, 2022

VIA EDGAR

Margaret Schwartz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Request for Acceleration of Effectiveness

Quotient Limited

Registration Statement on Form S-3, Filed August 31, 2022

(File No. 333-267190)

Dear Ms. Schwartz:

Pursuant to Rule 461 under General Rules and Regulations under the Securities Act of 1933, as amended, Quotient Limited (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Friday, September 9, 2022, or as soon thereafter on such date as practicable.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention: Kathleen Werner, 31 West 52nd Street, New York, New York 10019 (Email: Kathleen.werner@cliffordchance.com).

Very truly yours,

Quotient Limited

By:	/s/ Manuel O. Méndez
Name:	Manuel O. Méndez
Title:	Chief Executive Officer

cc:    Kathleen Werner, Clifford Chance US LLP

[Signature Page to Acceleration Request]